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VIA EDGAR AND FACSIMILE

(202) 772-9203

Ms. Peggy Kim
Attorney – Adviser
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Shuffle Master. Inc.
Schedule TO-I
Filed July 14, 2008
(File No. 005-48807)

Dear Ms. Kim:

On behalf of our client, Shuffle Master, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 22, 2008, with respect to the Schedule TO-I filed with the Commission on July 14, 2008 (“Schedule TO-I”).  Enclosed herewith is Amendment No. 1 to Schedule TO-I (“Amendment No. 1”), which has been filed via EDGAR today.  We have also sent to you a faxed copy of this letter and Amendment No. 1.

For your convenience, the Staff’s comments are set forth below in bold, followed by the Company’s responses to each comment.

Schedule TO-I

Source and Amount of Funds, page 13

1.             Please revise to include all the information required by Item 7 of Schedule TO and corresponding Item 1007(d)(1) of Regulation M-A.

Response:

We have revised the disclosure to address the Staff’s concern.

Conditions to the Offer, page 18

2.             We note that the offer is subject to a financing condition.  It is our position that a material change in the offer occurs when the offer becomes fully financed (i.e., any financing conditions are satisfied) and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing conditions. Please advise us of your intent in this regard.  We may have further comment.

Response:

As discussed with you by phone on Wednesday, July 23, 2008, our Financing Condition (as defined in the tender offer) is the receipt by us of at least $135.0 million in aggregate gross proceeds from our $75,000,000 equity offering pursuant to our Registration Statement on Form S-1 filed with the Commission on June 27, 2008, as amended, and borrowings under an amendment to our revolving credit facility (the “Revolving Credit Facility”) which provides for a new term loan facility of $60,000,000 and no more than $80,000,000 (the “Term Loan Facility”). The closing of the equity offering, as stated in Amendment No. 1 to the Schedule TO-I, occured today, more than five business days prior to the expected expiration date of the offer, and was publicly announced by a press release attached as an exhibit to Amendment No. 1.  The amendment providing for the Term Loan Facility was executed and delivered by Deutsche Bank Trust Company Americas, Wachovia Bank, National Association and KeyBank National Association, the lenders committed thereunder, and filed as an exhibit to the Schedule TO-I.

In the revised language provided in response to comment 1 above, we have clarified the language to reflect that the closing of the borrowings under the Term Loan Facility is subject only to (i) the payment of a fee of 0.50% of each consenting revolving lender’s commitment; (ii) the sum of (x) the proceeds received by us pursuant to the Common Stock Offering and (y) the aggregate amount of funds committed by the lenders under the Term Loan Facility equaling at least $135,000,000; (iii) pro forma domestic liquidity of more than $10,000,000, which, as noted in the revised language in Amendment No. 1, we currently satisfy; and (iv) customary closing conditions for a facility of this type.  We have also more fully described those customary conditions.  Accordingly, upon the closing of the equity offering, satisfaction of the Financing Condition will require only funding under the committed Term Loan Facility, which, we respectfully submit, will not constitute a material change to the tender offer requiring the tender offer to run or be extended for five business days thereafter.

We note that the Staff has long recognized a distinction between firm, legally binding financing arrangements, such as our Term Loan Facility, and non-binding financial arrangements in applying the “material change” requirement.  We have disclosed the existence of (and filed with the Commission) the Term Loan Facility and disclosed its terms, including the material conditions to the lenders’ funding.  Apart from the closing of the equity offering, which was satisfied more than five business days prior to expiration of the tender offer, and the liquidity condition, which our revised language indicates is currently satisfied, the conditions to funding are usual and customary for financings of this type.   If the Staff’s view is that the tender offer must remain open after funding under a fully committed and disclosed financing arrangement, the Company would either have to waive, in advance, the condition that the lender funds the committed financing (and would be at risk if the lender did not make the funds available) or to borrow the funds well in advance of the expiration of the offer (and incur those costs at a time when the number of notes tendered, and thus the total amount of funds required, is unclear and it is possible that another condition to the offer that is out of our control will not be met).  We respectfully submit that such a choice is not, and should not, be required, as all of the material facts with respect to the portion of the financing represented by the Term Loan Facility will have been fully disclosed to noteholders in ample time for them to evaluate the financing for the tender offer prior to its expiration.

3.             Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied.  In this regard, please revise the references throughout your document to your “sole discretion” to waive the condition.  In addition, many of your offer conditions are so broadly drafted as to make their scope difficult to determine.  For example, please revise the reference to “threatened” actions or those that “otherwise relate in any manner to this offer” or “restrict or delay consummation of the Offer.”  Please revise so that security holders can understand what events or non-events would “trigger” the listed conditions, allowing you to abandon the offer.

Response:

We have revised the disclosure to address the Staff’s comments.  We believe that, as revised, each of the conditions is subject to either an objective standard or a reasonableness standard, with which noteholders would be familiar.   While our decision to waive a failed condition would be made in our sole discretion, please note that our determination that a particular condition has not been satisfied must be made according to the applicable objective or reasonableness standard.  Accordingly, we do not believe that the offer is illusory due because our decision to waive a failed condition relates only to our decision to consummate the offer when we would otherwise not be required to do so.

4.             The disclosure indicates “Any determination by us concerning the events described above will be final and binding upon all parties.”  Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that the security holders may challenge the Company’s determinations.

Response:

We have revised the disclosure to address the Staff’s comment by deleting that sentence.

The Company has authorized us to acknowledge on its behalf that, in connection with this response, that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible.  If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1284.

Very truly yours,

/s/ Kirk A. Davenport
Kirk A. Davenport
of LATHAM & WATKINS LLP

Enclosures

cc:	Jerome R. Smith, Shuffle Master, Inc.
Erica H. Steinberger, Latham & Watkins LLP
Leonard G. Gray, Latham & Watkins LLP